Exhibit 11

HUGHES COMMUNICATIONS, INC.

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” the computations of per share amounts included in the accompanying financial statements exclude the effects of dilutive securities in periods when a loss from continuing operations exists or when their inclusion would be anti-dilutive. The tables below are prepared in accordance with Rule 601(b)(11) of Regulation S-K of the Securities and Exchange Act of 1934, as amended.

The following table is a reconciliation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	Year Ended December 31,
	2008	2007	2006
Income (loss):
Income (loss) from continuing operations	$9,018	$43,540	$(39,310)
Loss from discontinued operations	-	-	(43)
Gain on sale of discontinued operations	-	-	240

Net income (loss)	9,018	43,540	(39,113)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	-	-	(1,454)

Net income (loss) attributable to common stockholders	$9,018	$43,540	$(40,567)

Shares:
Basic weighted average common shares outstanding	20,317,155	18,860,517	16,668,591
Effect of dilutive securities:
Restricted stock units	51,070	121,344	-
Restricted stock awards	201,829	178,936	-
Options to purchase common stock	63,779	67,122	-

Diluted weighted average common shares outstanding	20,633,833	19,227,919	16,668,591

Per shares:
Basic earnings (loss) per common share:
Continuing operations	$0.44	$2.31	$(2.44)
Discontinued operations	-	-	0.01

Basic net earnings (loss) per share	$0.44	$2.31	$(2.43)

Diluted earnings (loss) per common share:
Continuing operations	$0.44	$2.26	$(2.44)
Discontinued operations	-	-	0.01

Net diluted earnings (loss) per share	$0.44	$2.26	$(2.43)